SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission file number 0-12448

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
FLOW INTERNATIONAL CORPORATION
23500 — 64th Avenue South
Kent, Washington 98032

Flow International Corporation Voluntary
Pension and Salary Deferral Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Advisory Committee
Flow International Corporation Voluntary
   Pension and Salary Deferral Plan
Kent, Washington
We have audited the accompanying statements of net assets available for benefits of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (“the Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Flow International Corporation Voluntary Pension and Salary Deferral Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States.
Our 2008 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/ PETERSON SULLIVAN LLP
Seattle, Washington
June 25, 2009

Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Statements of Net Assets Available for Benefits

December 31,	2008	2007

Assets
Investments, at fair value
Mutual funds	$18,779,733	$28,797,787
Collective trust fund	5,185,334	4,421,052
Flow International Corporation unitized common stock fund	806,871	1,658,336
Participant loans	785,099	459,363

Total assets	25,557,037	35,336,538

Liabilities
Other	(780)	(170)

Net assets available for benefits, at fair value	$25,556,257	$35,336,368

Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contract	174,993	(49,206)

Net assets available for benefits	$25,731,250	$35,287,162

See accompanying notes to the financial statements.

Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2008

Additions
Investment income:
Net depreciation in fair value of investments	$(12,758,413)
Interest & dividends	917,920

(11,840,493)
Contributions:
Employer	890,947
Participants’	2,235,735
Rollovers from other qualified retirement plans	549,205

Net additions	(8,164,606)

Deductions
Benefits paid to participants	1,378,109
Administrative expenses	13,197

Total deductions	1,391,306

Net decrease	(9,555,912)

Net assets available for benefits, beginning of year	35,287,162

Net assets available for benefits, end of year	$25,731,250

See accompanying notes to the financial statements.

Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Notes to Financial Statements

1. Plan Description
The following description of the Flow International Corporation Voluntary Pension and Salary Deferral Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a contributory defined contribution plan for the benefit of eligible employees of Flow International Corporation and its subsidiaries (collectively “the Company”). The Plan was established October 1, 1986. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Trustee and Administrator of the Plan
The Plan is administered by an Advisory Committee appointed by the Board of Directors of the Company. Contributions to the Plan and net Plan earnings thereon are held by the Plan trustee under terms of a trust agreement with Wilmington Trust Retirement and Institutional Services Company (“Wilmington”). The funds must be used for the exclusive benefit of Plan participants and their beneficiaries.
Eligibility
Employees of the Company that are not members of a collective bargaining unit are eligible to participant in the Plan. Employees who are members of a collective bargaining unit are eligible to participate in the Plan only if the collective bargaining agreement provides for eligibility in the Plan.
Employees are eligible for participation in the Plan upon the first quarterly open enrollment period after commencement of employment and are eligible for the Company match, if any, one year following that date.

Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Notes to Financial Statements

Contributions
For all eligible employees hired after January 1, 2008, enrollment in the Plan is automatic at 6% unless a written form is received opting out of enrollment or modifying the enrollment %. All eligible employees may elect to contribute up to 40% of pretax annual compensation (up to 15% for highly compensated employees), as defined in the Plan, subject to certain limitations under the Internal Revenue Code (IRC). The Plan also allows catch up contributions for participants age 50 and over and for transfers into the Plan from other qualified retirement plans (“Rollovers”).
The Company may make matching contributions or other additional discretionary contributions to the Plan in amounts determined by the Advisory Committee. The Company provides for a matching contribution of 50% of the first 3% of employee compensation contributed by participants with less than 5 years of service as defined in the Plan document and 75% of the first 6% of employee compensation contributed by participants with more than 5 years of service as defined in the Plan document.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Voting Rights
Each participant invested in the Company’s unitized common stock fund (“Flow Fund”) is entitled to exercise voting rights and tender decisions attributable to the shares allocated to his or her account. The Advisory Committee is responsible for tabulating and complying with the voting or tendering instructions it receives from participants. If the participant does not instruct the Advisory Committee with regard to a voting or tendering decision, the shares are voted or tendered as instructed by the Flow Fund.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions and earnings thereon generally vest with individual participants based upon years of service with the Company. Participants become 100% vested ratably over five years of service or if the participant reaches the normal retirement age of 65, dies, or becomes disabled while in the service of the Company.

Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Notes to Financial Statements

Participant Loans
Participants may borrow, upon written application, any amount provided that the aggregate amount of all outstanding loans to the participant from the Plan and from any other qualified plan maintained by the employer, including accrued interest thereon, shall not exceed the lesser of $50,000 or 50% of the participants vested account balance. A participant’s vested account balance does not include the value of assets that are directly invested in the Flow Fund. Loan terms shall not exceed five years, except for the purchase of a primary residence, in which case the maximum is ten years.
The loans are collateralized by the vested balance in the participant’s account. The rate charged on participant loans is the prime rate (3.25% and 7.25% at December 31, 2008 and 2007, respectively) plus 1%, as of the first day of the quarter in which the loan is approved. Interest rates on outstanding participant loans range from 5.00% to 9.50% at December 31, 2008. Principal and interest is paid ratably not less than monthly.
Payment of Benefits
Vested benefits are immediately payable upon the retirement, death or disability of a Plan participant. Vested benefits are also payable upon the request of a Plan participant at termination of employment with the Company or after having attained the age of 59 1/2 while in the service of the Company. The Plan allows hardship withdrawals to eligible participants. The Advisory Committee has the right to distribute participant accounts upon termination of service for participants with balances not exceeding $1,000. On termination of service due to death, disability, retirement or other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.
Forfeitures
Unvested forfeited investment balances can be used to reduce future employer contributions. Forfeitures were not allocated to participants in 2008. Forfeitures pending utilization were $32,154 and $25,703 at December 31, 2008 and December 31, 2007, respectively.
Administrative Expenses
The Plan provides that administrative expenses may be paid by either the Plan or the Company.

Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Notes to Financial Statements

2. Summary of Significant Accounting Policies
Basis of Preparation
The accompanying financial statements have been prepared using the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Advisory Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan allows participants to direct contributions into choices that include mutual funds, a collective trust fund that has an underlying investment in a benefit-responsive insurance contract with MetLife Insurance Company and the Flow Fund. The underlying investment securities within these investment vehicles are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain underlying investment securities and the level of uncertainty related to changes in the value of the funds, it is reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Refer to the Company’s Forms 10-K and 10-Q filings regarding risks associated with Flow International Corporation’s common stock.
Investment Valuation and Income Recognition
Investments are valued at their fair value. Mutual funds are stated at fair value based on quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Flow International Corporation common stock is valued at quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.
The collective trust fund’s estimated fair value and contract value is based on the underlying benefit-responsive investment contract with MetLife Insurance Company (“MetLife”), as reported by the fund’s trustee. As described in the Financial Accounting Standards Board Staff Position, FSP Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant

Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Notes to Financial Statements

measurement attribute for that portion of the net assets available for benefits of a plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust fund. As required by the FSP, the Statements of Net Assets Available for Benefits present the adjustments of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Benefits Paid to Participants
Benefits are recorded when paid.
Adoption of New Accounting Standard
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157 Fair Value Measurements (“SFAS 157”). This establishes a common definition for fair value, creates a framework for measuring fair value, and expands disclosure requirements about such fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157 for financial assets and liabilities recognized at fair value on a recurring basis. The adoption did not have a material impact on the Plan’s financial statements. See Note 4, Fair Value Measurements, for information and related disclosures regarding the Plan’s fair value measurements.
SFAS 157 applies to certain accounting standards that require or permit fair value measurements and defines fair value, establishes a consistent framework for measuring fair value and expands disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
•	Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Notes to Financial Statements

An asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Mutual Funds
These investments are public investment vehicles using the Net Asset Value (“NAV”) provided by the administrators of the funds. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.
Flow Fund
Flow International Corporation common stock is valued at the closing price reported on the National Association of Securities Dealers Automated Quotations (NASDAQ) stock exchange and is classified within level 1 of the valuation hierarchy.
Collective Trust Fund
This investment is a public vehicle valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified as level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.
Loans to Participants
Loans to plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within level 3 of the valuation hierarchy.

Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Notes to Financial Statements

3. Investments
Upon enrollment in the Plan, participants may direct their investments among 15 mutual funds, one collective trust fund, and the Flow Fund.
Flow Fund
Because investments in the Flow Fund are not diversified, this investment may present higher than average volatility. Therefore, the Plan states that a participant is limited to investing no more than 25% of the balance in his or her account in the Flow Fund.
Collective Trust Fund
The MetLife Stable Value Fund (collective trust fund) is an “AA” rated fund that invests primarily in a benefit responsive investment contract that provides for a guaranteed rate of return established each quarter. In determining the net assets available for benefits, the collective trust fund is included in the accompanying financial statements at contract value, which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses. As provided in the FSP, an investment contract is generally valued at contract value, rather than at fair value, to the extent it is fully benefit responsive. The crediting interest rate averaged 4.22% and yielded -0.16% during 2008 and averaged 4.47% and yielded 6.66% during 2007. The crediting rate is based on a formula agreed upon with the issuer, with no minimum crediting rate. The collective trust fund is fully benefit-responsive and participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events. These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan. Certain events, such as the premature termination of the contract by the Plan or the termination of the Plan, would limit the Plan’s ability to transact at contract value with MetLife. The Plan administrator believes the occurrence of such events that would also limit the Plan’s ability to transact at contract value with the Plan participants is not probable.

Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Notes to Financial Statements

All Plan investments are held in trust at Wilmington. The following table presents investments that represent 5% or more of the Plan’s net assets available for benefits.

December 31,	2008	2007

Mutual Funds:
Rainier Small/Midcap Equity Fund	$2,662,095	$5,219,804
American Funds The Growth Fund of America Class A	3,253,992	5,588,217
Oppenheimer Global Fund Class A	1,756,965	3,384,450
Vanguard 500 Index Fund Signal	1,699,161	2,633,278
American Funds Europacific Growth Fund Class A	2,732,921	4,262,321
PIMCO Total Return Fund Class A	2,480,615	2,249,106
Van Kampen Growth & Income Fund Class A	1,428,779	1,839,945
Collective Trust Fund:
MetLife Stable Value Fund, at contract value	5,360,327	4,371,846
The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Year Ended December 31,	2008

Investments at fair value
Mutual Funds	$(11,591,494)
Flow International Corporation Unitized Common Stock Fund	(1,353,793)
Collective Trust Fund	186,874

$(12,758,413)

Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Notes to Financial Statements

4. Fair Value Measurement
The following table presents information about the Plan’s assets that have been measured at fair value on a recurring basis as of December 31, 2008, and indicates the classification by level of input within the fair value hierarchy defined by SFAS 157 utilized to determine such fair value (see “Adoption of New Accounting Standard” in Note 2 above for descriptions, methodologies and assumptions used to determine the fair value of the Plan’s investments):

	Levels of Fair Value Measurements at
	December 31, 2008:
				Total Fair Value at
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	December 31, 2008
Investments:
Mutual Funds	$18,779,733	$—	$—	$18,779,733
Flow Fund	806,871	—	—	806,871
Collective Trust Fund	—	5,185,334	—	5,185,334
Participant Loans	—	—	785,099	785,099

	$19,586,604	$5,185,334	$785,099	$25,557,037

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Description	Participant Loans
Balance at December 31, 2007	$459,363
Realized gains / (losses)	—
Unrealized gains / (losses) relating to instruments still held at the reporting date	—
Purchases, sales, issuances and settlements, net	325,736

Balance at December 31, 2008	$785,099

Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Notes to Financial Statements

5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.
6. Federal Income Taxes
The Plan obtained its latest determination letter dated May 20, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.
7. Related-Party Transactions
The Plan invests in shares of common stock of the Company. The Company is the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC. As of December 31, 2008 and 2007, the Plan held 337,123 and 194,096 shares of common stock in the Company (employer securities) with a fair value of $806,871 and $1,658,336, respectively. During the year ended December 31, 2008, the Plan purchased shares of common stock of the Company at a cost of $679,758 and sold shares of common stock of the Company for proceeds of $177,428.
8. Subsequent Event
Effective March 9, 2009 the Plan Sponsor amended the Plan such that the employer matching is at the discretion of the Plan Sponsor (removed the prescribed match formula discussed in Note 1) and as such, it is possible that the Plan Sponsor will not match any of the employee contributions to the Plan after this date.

Supplemental Schedule

Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 91-1104842
Plan Number: 002

December 31, 2008
		(c)
		Description of Investment,
	(b)	including Maturity Date,
	Identity of Issue, Borrower, Lessor	Rate of Interest, Collateral,	(d)		(e)
(a)	or Similar Party	Par or Maturity Value	Cost		Current Value

	Mutual Funds:
	American Funds The Growth Fund of America Class A	Mutual Fund	*	*	$3,253,992
	American Funds Europacific Growth Fund Class A	Mutual Fund	*	*	2,732,921
	Rainier Small/Mid Cap Equity Fund	Mutual Fund	*	*	2,662,095
	PIMCO Total Return Fund Class A	Mutual Fund	*	*	2,480,615
	Oppenheimer Global Fund Class A	Mutual Fund	*	*	1,756,965
	Vanguard 500 Index Fund Signal	Mutual Fund	*	*	1,699,162
	Van Kampen Growth & Income Fund Class A	Mutual Fund	*	*	1,428,779
	Davis New York Venture Fund Class A	Mutual Fund	*	*	1,138,238
	Allianz NFJ Small Cap Value Fund Class A	Mutual Fund	*	*	889,000
	American Funds Washington Mutual Investors Fund Class A	Mutual Fund	*	*	324,082
	Vanguard Extended Market Index Fund Signal	Mutual Fund	*	*	272,006
	T. Rowe Price Retirement 2040 ADV	Mutual Fund	*	*	82,372
	T. Rowe Price Retirement 2020 ADV	Mutual Fund	*	*	54,373
	T. Rowe Price Retirement 2030 ADV	Mutual Fund	*	*	3,018
	T. Rowe Price Retirement 2010 ADV	Mutual Fund	*	*	2,115

	Total Mutual Funds				$18,779,733

**	Cost information is not required for participant-directed investments.

Flow International Corporation Voluntary
Pension and Salary Deferral Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

EIN: 91-1104842
Plan Number: 002

December 31, 2008
		(c)
		Description of Investment,
	(b)	including Maturity Date,
	Identity of Issue, Borrower, Lessor	Rate of Interest, Collateral,	(d)		(e)
(a)	or Similar Party	Par or Maturity Value	Cost		Current Value

	Collective Trust Fund:
	MetLife Stable Value Fund (Contract Value)	Collective Trust Fund	*	*	$5,360,327

	Flow International Corporation Unitized Common Stock Fund:
*	Flow International Corporation Common Stock	Common Stock Fund	*	*	806,871

*	Participant loans	Maturing at various dates through July 2018 Interest rates ranging from 5.0% to 9.5%	0		785,099

	Total investments				$25,732,030

**	Cost information is not required for participant-directed investments.

Signatures
Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Plan Advisory Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOW INTERNATIONAL CORPORATION VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
Date: June 29, 2009	/s/ John S. Leness
John S. Leness
General Counsel/Secretary